Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420
April 3, 2006

Joshua Ravitz
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Deutsche Alt-A Securities, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 16, 2006
File No. 333-131600

Dear Mr. Ravitz:

We have received and reviewed your comment letter dated March 31, 2006 to our Amendment No. 1 to Registration Statement on Form S-3 which was filed on March 16, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Deutsche Alt-A Securities, Inc.

General

Comment:

1.	We reissue comment 3 to our letter dated March 3, 2005. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	Mexico, City, Mexico

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 2.

Response:

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Certificates Supplement

Comment:

2.
We reissue comment 8 of our letter dated March 3, 2006. Please provide the percentage of the asset pool represented by the prefunding account, and not merely the maximum percentage that such prefunding account will represent. Also, please include the amount of proceeds to be deposited in the prefunding account as required by Item 1103(a)(5)(ii) of Regulation AB.

Response:

We have made these changes.

Description of the Mortgage Pool, page S-27

Comment:

3.
As the revisions you have made in response to prior comment 20 of our letter dated March 3, 2006 indicate that you may include delinquent assets in the asset pool of the propose transaction, please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction 1.B.5 to Form S-3. Additional, revise your delinquency tables to clearly present information in 30 or 31 day increments instead of using “1 x 30,” “2 x 30,” etc.

Response:

We confirm that if the asset pool described in a prospectus supplement contains delinquent assets, the amount of such delinquent assets will be limited to less than 20% of the asset pool. We have revised the delinquency table to reflect delinquencies in 30 day increments.

Notes Supplement

Cover Page

Comment:

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 3.

4.
While we note that you have added cross-collateralization as a form of credit enhancement on the cover page of your notes supplement, it does not appear that you contemplate using this form of credit enhancement in the context of a notes offering. Accordingly, please revise your cover page to remove this reference. Alternatively, you may expand both the summary section and the body of your notes supplement to provide a description of cross-collateralization.

Response:

We have revised the summary and the body of the notes supplement to include cross-collateralization as a form of credit enhancement.

Summary, page 8

Comment:

5.
We note that your response to comment 13 of our letter dated March 3, 2006 and your assurance that you have removed all references to a guarantee as a form of credit enhancement. Please remove the reference that remains on page 10 of the notes supplement, as well as the references in the base prospectus. Alternatively, confirm that any guaranty of the securities will be registered if an exemption is not available.

Response:

We confirm that any guaranty of the securities will be registered if an exemption is not available.

Comment:

6.
We note that in response to prior comment 9 of our letter dated March 3, 2006, you added to the summary of the certificates supplement a brief description of how losses not covered by credit enhancement will be allocated. Please provide a description of the same in the notes supplement, as well.

Response:

We have made this change.

Comment:

7.
While we note that you have provided bracketed language covering “other known transaction parties,” in response to comment 15 of our letter dated March 3, 2006, please revise to include a bracketed placeholder specifically indicating that you will identify the insurance provider referred to on page 10, if applicable.

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 4.

Response:

We have made this change.

Comment:

8.
We note that in response to comment 16 of our letter dated March 3, 2006, you have revised your filing to include home-equity loans, commercial properties, multifamily property, mixed-use residential and commercial properties or unimproved land, and that no percentage limitations have been placed on the types of these assets that may be included in an asset pool. Please provide us with an analysis of why you believe it is appropriate to have one base prospectus covering all of these different asset types. Refer to Section III.A.3.b of the SEC Release No. 33-8518.

Response:

While mortgage loans secured by commercial properties, multifamily property, mixed-use residential and commercial properties and unimproved land was added in our Amendment No. 1, the base prospectus as originally filed contained home equity loans as an asset type. We have added language to the base prospectus confirming that the percentage of the assets of a trust fund that will be secured by commercial properties, multifamily property, mixed-use residential or commercial properties or unimproved land will be less than 10%, by original principal balance of the asset pool.

Base Prospectus

Revolving Period

Comment:

9.
While we note the revisions you have made in response to comment 23 of our letter dated March 3, 2006, please further revise the bracketed language you have provided to illustrate the type of disclosure you would provide in response to Item 1103(a)(5) of Regulation AB. In this regard, we note that you have not provided information regarding the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool represented by funds used during the revolving period.

Response:

We have revised our disclosure in response to this comment.

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 5.

Description of Credit Support

Comment:

10.
We note that while you retained the “Cross-Support Provisions” section on page 74, you added a “Cross-Collateralization Features” section on page 77. These paragraphs seem to cover the same form of credit support. Accordingly, you should either revise to clarify the differences between the two or to remove any redundant information.

Response:

We have deleted the section entitled “Cross-Support Provisions”.

Comment:

11.
We note from page 73 that any form of credit support may be structured so as to be drawn upon by more than one series, and that if a form of credit support covers more than one series of securities, securityholders evidencing interest in any one of the covered trusts will be subject to the risk that the credit support will be exhausted by the claims of other covered trusts before that covered trust receives any of its intended share of that coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response:

We have deleted this language.

Derivative Products Related to the Securities, page 77

Comment:

12.	We reissue our comment 24, in part. Please confirm that any derivative arrangements you enter into will be limited to interest and currency agreements.

Response:

We confirm that any derivative arrangements described in a prospectus supplement for a particular transaction will be limited to those described in the base prospectus.

Comment:

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 6.

13.
In addition, we note that you have added a separate section on derivatives on page 77 in response to our prior comment. This section refers to derivative products that would “provide for payments to the trust fund based on the occurrence of other specified events”. Please remove this language and all other similar “catch-all” language or revise to specifically identify all derivative products to which you refer.

Response:

We have deleted this language.

Purchase Obligations, page 78

Comment:

14.
We note the disclosure regarding purchase obligations that you have added on page 78 and the fact that you list several different types of purchase obligations. Please expand to include a description of how each of them works. In addition, we note that you may use put options and demand features, and that some classes of securities may be subject to a purchase obligation by or on behalf of the applicable securityholders. Accordingly, we have referred this section to the Division of Investment Management and may have further comments.

Response:

We have updated our disclosure in response to this comment.

Pooling and Servicing Agreement

Comment:

15.
We reissue comment 27 of our letter dated March 3, 2006. We note your explanation that the parties may change from transaction to transaction. However, because the pooling and servicing agreement does not itself include a definition of “servicing criteria,” please ensure that Exhibit F is filed with your next amendment. In this regard, we note that while parties assessing compliance with such criteria may change, the servicing criteria should not, and should be the same criteria set forth in Item 1122(d) of Regulation AB.

Deutsche ALT-A Securities, Inc.
April 3, 2006	Page 7.

Response:

The Pooling and Servicing Agreement which includes Exhibit F has been included in our amended filing.

Please contact Lana Deharveng at (212) 912-8354 or the undersigned at (212) 912-7420 with any other questions.

Sincerely,
Serena M. Mentor